Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	1
HIGHLIGHTS	2
OUTLOOK AND STRATEGY	3
SUMMARIZED FINANCIAL AND OPERATING RESULTS	3
OCAMPO	8
EL CHANATE	11
YOUNG-DAVIDSON	13
EL CUBO	15
AUSTRALIAN OPERATIONS	17
CONSOLIDATED EXPENSES	19
CONSOLIDATED INCOME TAX EXPENSE	19
FINANCIAL CONDITION	20
KEY ECONOMIC TRENDS	21
LIQUIDITY AND CAPITAL RESOURCES	21
CONTRACTUAL OBLIGATIONS	23
OUTSTANDING SHARE DATA	24
OFF-BALANCE SHEET ARRANGEMENTS	24
FINANCIAL INSTRUMENTS AND HEDGING	24
TRANSACTIONS WITH RELATED PARTIES	25
EVENTS AFTER THE REPORTING PERIOD	25
NON-GAAP MEASURES	26
RISKS AND UNCERTAINTIES	27
RECENT ACCOUNTING PRONOUNCEMENTS	28
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	29
CONTROLS AND PROCEDURES	31
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	32
CAUTIONARY NOTE TO U.S. INVESTORS	33
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	33

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated August 13, 2012, relates to the financial condition and results of operations of AuRico Gold Inc. (“the Company”) together with its wholly-owned subsidiaries, and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2011, unaudited condensed consolidated financial statements for the three and six months ended June 30, 2012, and notes thereto. The consolidated financial statements for the year ended December 31, 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”), and the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2012 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. All results are presented in United States dollars, unless otherwise stated.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

Throughout this document, gold equivalent ounces have been abbreviated as “Au(e)” and include silver ounces produced and sold converted to a gold equivalent, based on both the Company’s long-term gold equivalency ratio of 55:1 (“Au(e)(55:1)”), and the Company’s realized gold equivalency ratio for the relevant period (“Au(e)”).

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document. U.S. investors are also advised to refer to the section entitled Cautionary Note to U.S. Investors on page 33.

OVERVIEW OF THE BUSINESS

AuRico Gold Inc. is a Canadian gold producer with a diversified portfolio of high quality mines and projects in North America. The Company’s core operations include the Ocampo mine in Chihuahua State, Mexico, the El Chanate mine in Sonora State, Mexico and the Young-Davidson mine in Ontario, Canada, the latter of which is expected to declare commercial production during the third quarter of 2012. The Company’s strong project pipeline also includes advanced exploration opportunities in Mexico and British Columbia.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). Further information about AuRico Gold Inc. can be found in the Company’s documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.auricogold.com.

The profitability and operating cash flow performance of the Company are affected by numerous factors, including but not limited to, the prices of gold and silver, the amount of metal production, and the level of operating costs, capital expenditures, and general and administrative costs. The Company is also exposed to fluctuations in foreign currency exchange rates, political risks, and the level of taxation imposed by local and foreign jurisdictions. While the Company attempts to manage these risks, many of the factors affecting these risks are beyond the Company’s control. For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 27 and in the Company’s Annual Information Form.

Metal production and the prices of gold and silver are significant factors impacting the profitability and operating cash flow of the Company. The price of gold remained strong during the second quarter of 2012, averaging a London PM Fix price of $1,611 per ounce, a 7% increase over the average price of $1,504 per ounce during the second quarter of 2011. The price of silver weakened during the quarter, averaging a London PM Fix price of $29.42 per ounce, a 23% decrease from the average price of $38.17 per ounce during the second quarter of 2011. The price of gold outperformed that of silver over the past 12 months, causing the London PM Fix silver-to-gold ratio to increase from 39:1 during the second quarter of 2011 to 55:1 during the second quarter of 2012. As a result of the volatility in the gold equivalency ratio during 2011 and 2012, when making annual and quarterly comparisons, the reader may wish to consider actual gold and silver production and sales, or gold equivalent production and sales calculated using the Company’s long-term gold equivalency ratio of 55:1.

1

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

HIGHLIGHTS

(in thousands, except ounces, per share amounts, and total cash costs)
	Quarter Ended		Quarter Ended
	June 30		June 30	Change	Change
	2012	(4)	2011	(#)/($)	(%)
Gold ounces produced – core assets(7)	51,101		43,714	7,387	17%
Silver ounces produced – core assets(7)	894,414		1,210,429	(316,015)	-26%
Gold equivalent ounces produced – core assets(2)(7)	67,411		74,439	(7,028)	-9%
Gold equivalent ounces produced (55:1) – core assets(3)(7)	67,363		65,722	1,641	2%
Gold ounces produced	55,828		43,714	12,114	28%
Silver ounces produced	1,091,092		1,210,429	(119,337)	-10%
Gold equivalent ounces produced(2)	75,667		74,439	1,228	2%
Gold equivalent ounces produced (55:1)(3)	75,666		65,722	9,944	15%
Revenue from mining operations	$113,651		$112,904	$747	1%
Earnings from operations	$21,235		$43,809	$(22,574)	-52%
Net earnings	$22,084		$24,523	$(2,439)	-10%
Net earnings per share, basic	$0.08		$0.15	$(0.07)	-47%
Total cash	$56,025		$102,119	$(46,094)	-45%
Operating cash flow	$14,188		$54,413	$(40,225)	-74%
Net free cash flow(1)	$(139,186)		$20,096	$(159,282)	-793%
Cash costs per gold equivalent ounce (realized) – continuing operations – pre-NRV adjustment(1)(2)(5)(6)(8)	$488		$372	$116	31%
Cash costs per gold equivalent ounce (realized) – continuing operations – post-NRV adjustment(1)(2)(5)(6)(8)	$661		$372	$289	78%
Cash costs per gold equivalent ounce (realized) – discontinued operations(1)(2)(6)	$1,231		$-	$1,231	100%
Cash costs per gold equivalent ounce (realized) – total – pre-NRV adjustment(1)(2)(5)(8)	$698		$372	$326	88%
Cash costs per gold equivalent ounce (realized) – total – post-NRV adjustment(1)(2)(5)(8)	$822		$372	$450	121%
Cash costs per gold equivalent ounce (55:1) – continuing operations – pre-NRV adjustment(1)(3)(5)(6)(8)	$488		$420	$67	16%
Cash costs per gold equivalent ounce (55:1) – continuing operations – post-NRV adjustment(1)(3)(5)(6)(8)	$661		$420	$241	57%
Cash costs per gold equivalent ounce (55:1) – discontinued operations(1)(3)(6)	$1,229		$-	$1,229	100%
Cash costs per gold equivalent ounce (55:1) – total – pre-NRV adjustment(1)(3)(5)(8)	$697		$420	$277	66%
Cash costs per gold equivalent ounce (55:1) – total – post-NRV adjustment(1)(3)(5)(8)	$822		$420	$402	96%

(1)	See the Non-GAAP Measures section on page 26.
(2)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sale prices of the commodities.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(4)	Operational data and financial information include the results of both continuing and discontinued operations, except where indicated.
(5)	The Young-Davidson mine has not yet declared commercial production, and is therefore excluded from consolidated cash costs.
(6)	Continuing operations include the Company’s Ocampo, El Chanate and Young-Davidson mines. Discontinued operations include the Company’s Fosterville, Stawell and El Cubo mines.
(7)	Core assets include production from the Company's Ocampo and El Chanate mines as well as pre-commercial ounces produced from the Company's Young-Davidson mine.
(8)	For further discussion on the net realizable value adjustment recognized on ore-in-process heap leach inventory at the Ocampo mine during the quarter, refer to page 6.

−

On July 13, 2012, the Company completed the sale of its El Cubo mine and Guadalupe y Calvo exploration property to Endeavour Silver Corp. (“Endeavour”) and received $100 million in cash and 11,037,528 Endeavour common shares with a value of $100 million at the agreed upon transaction date price of $9.06 per share. The Company is also entitled to receive up to $50 million in contingent payments to be paid upon the gold price exceeding specified levels during the three years subsequent to July 13, 2012 and upon the occurrence of certain mine operating performance conditions.

2

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

−

On May 4, 2012, the Company completed the sale of its Fosterville and Stawell mines to Crocodile Gold Corp. (“Crocodile Gold”) and received CAD $55 million in cash and 20 million Crocodile Gold common shares. The Company may also receive payments based on the future life-of-mine free cash flows from the Fosterville and Stawell mines.

−	On April 30, 2012, the Young-Davidson mine completed its first gold pour. It is anticipated that the mine will achieve commercial production during the third quarter of 2012.

−

On April 25, 2012, the Company’s revolving credit facility was expanded to $250 million. The expanded facility carries an interest rate of LIBOR plus 2.25% to 3.50%, depending upon the leverage ratio of the Company. The facility matures on April 25, 2016 and may be extended upon mutual agreement by all parties. The financial covenants associated with this facility remain unchanged, and there are no operational performance covenants. No payments are due until the maturity date.

OUTLOOK AND STRATEGY

AuRico Gold Inc. is committed to being a leading low cost gold producer focused on growth in North America. The Company’s mission is to deliver superior shareholder value by building a culture of excellence in every aspect of what we do, through organic growth, accretive industry consolidation, and commitment to socially responsible practices within the communities in which we work. The Company’s growth strategy is to increase its production profile, reduce cash costs and increase its reserve base through a number of initiatives as follows:

−	Achieving commercial production at the Young-Davidson mine during the third quarter of 2012;

−	Acceleration of underground production and the expansion of processing capacities at Young-Davidson;

−	Realizing optimization and expansion opportunities at the Ocampo and El Chanate mines; and

−	The continuation of the Company’s exploration program which is designed to convert resources to reserves, increase resources, and increase the production profile.

On July 16, 2012, the Company announced revised 2012 guidance for the Ocampo mine. After this revision, the 2012 guidance for the Ocampo, El Chanate and Young-Davidson mines is as follows:

Total 2012
	Gold Equivalent	Total 2012
	Ounces	Cash Costs(4)(5)
Ocampo(1)	155,000 – 170,000	$540 - $570
El Chanate(2)	78,000 – 88,000	$450 - $480
Young-Davidson(2)(3)	65,000 – 75,000	$450 - $550

(1)

Production and cash costs for the Ocampo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Gold equivalent production and cash costs are based on a gold equivalency ratio of 55:1. See the Non-GAAP Measures section on page 26.

(2)	Cash costs for the Young-Davidson and El Chanate mines are calculated on a per gold ounce basis, using by-product silver revenues as a cost credit. Production includes gold ounces only.
(3)	Anticipated cash costs at the Young-Davidson mine do not include pre-production ounces reported prior to the declaration of commercial production.
(4)	The following currency assumptions were used: 12:1 Mexican pesos to the US dollar and 1:1 Canadian dollars to the US dollar.
(5)

Revised cash cost guidance for 2012 does not include the net realizable value adjustment recognized on ore in process heap leach inventory at the Ocampo mine during the second quarter of 2012. For further discussion on the net realizable value adjustment, refer to page 6.

SUMMARIZED FINANCIAL AND OPERATING RESULTS

On May 4, 2012, the Company completed the sale of the Fosterville and Stawell mines located in Australia. As a result, in the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2012, the Company has presented the results of these properties as discontinued operations. For further discussion, refer to page 17.

On April 15, 2012, the Company entered into a definitive agreement to sell the El Cubo mine and Guadalupe y Calvo exploration property located in Mexico. As a result, in the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2012, the Company has presented the results of these properties as discontinued operations. On July 13, 2012, the Company closed this transaction. For further discussion, refer to page 15.

3

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Continuing operations(6)
Gold ounces sold	36,697	43,798	75,100	69,829
Silver ounces sold	734,259	1,189,166	1,535,754	2,249,472
Gold equivalent ounces sold (realized)(1)	50,052	73,998	104,046	124,679
Gold equivalent ounces sold (55:1)(3)	50,047	65,419	103,023	110,728
Gold ounces produced	39,151	43,714	80,137	69,596
Silver ounces produced	894,414	1,210,429	1,797,357	2,245,603
Gold equivalent ounces produced (realized)(1)	55,461	74,439	113,931	124,293
Gold equivalent ounces produced (55:1)(3)	55,413	65,722	112,816	110,425
Pre-commercial gold ounces produced(7)	11,950	-	11,950	-
Pre-commercial gold ounces sold(7)	5,209	-	5,209	-
Total cash costs per gold equivalent ounce (realized)(1)(2)(5)(8)(9)	$661	$372	$574	$376
Total cash costs per gold ounce(2)(8)(9)	$320	$(414)	$157	$(475)
Total cash costs per gold equivalent ounce (55:1)(2)(3)(5)(8)(9)	$661	$420	$580	$423
Revenue from mining operations	$81,141	$112,904	$174,549	$183,217
Production costs, excluding amortization and depletion	$35,272	$32,398	$64,463	$51,391
Earnings from operations	$14,140	$48,282	$50,730	$79,760
Net earnings	$14,947	$28,859	$20,339	$48,433
Net earnings per share, basic	$0.05	$0.17	$0.07	$0.32
Net earnings per share, diluted	$0.02	$0.17	$0.07	$0.32
Operating cash flow	$12,333	$60,767	$48,581	$106,757
Net free cash flow(2)	$(128,288)	$27,813	$(232,242)	$47,217
Discontinued operations(6)
Gold ounces sold	16,558	-	60,446	-
Silver ounces sold	175,701	-	466,090	-
Gold equivalent ounces sold (realized)(1)	19,717	-	69,193	-
Gold equivalent ounces sold (55:1)(3)	19,753	-	68,921	-
Gold ounces produced	16,677	-	56,564	-
Silver ounces produced	196,678	-	406,119	-
Gold equivalent ounces produced (realized)(1)	20,206	-	64,148	-
Gold equivalent ounces produced (55:1)(3)	20,253	-	63,948	-
Total cash costs per gold equivalent ounce (realized)(1)(2)(5)	$1,231	$-	$1,118	$-
Total cash costs per gold ounce(2)	$1,157	$-	$1,039	$-
Total cash costs per gold equivalent ounce (55:1)(2)(3)(5)	$1,229	$-	$1,122	$-
Revenue from mining operations	$32,510	$-	$116,439	$-
Production costs, excluding amortization and depletion	$24,394	$-	$77,459	$-
Earnings from operations	$7,095	$(4,473)	$11,274	$(12,399)
Net earnings	$7,137	$(4,336)	$3,098	$(12,124)
Net earnings per share, basic	$0.03	$(0.02)	$0.01	$(0.08)
Net earnings per share, diluted	$0.02	$(0.02)	$0.01	$(0.08)
Operating cash flow	$1,855	$(6,354)	$30,780	$(18,723)
Net free cash flow(2)	$(10,898)	$(7,717)	$(7,381)	$(21,188)

4

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		Quarter Ended		Quarter Ended		Six Months Ended		Six Months Ended
		June 30		June 30		June 30		June 30
		2012		2011		2012		2011
Total
Gold ounces sold		53,255		43,798		135,546		69,829
Silver ounces sold		909,960		1,189,166		2,001,844		2,249,472
Gold equivalent ounces sold (realized)(1)		69,769		73,998		173,239		124,679
Gold equivalent ounces sold (55:1)(3)		69,800		65,419		171,944		110,728
Gold ounces produced		55,828		43,714		136,701		69,596
Silver ounces produced		1,091,092		1,210,429		2,203,476		2,245,603
Gold equivalent ounces produced (realized)(1)		75,667		74,439		178,079		124,293
Gold equivalent ounces produced (55:1)(3)		75,666		65,722		176,764		110,425
Pre-commercial gold ounces produced(7)		11,950		-		11,950		-
Pre-commercial gold ounces sold(7)		5,209		-		5,209		-
Average realized gold price per ounce		$1,616		$1,509		$1,667		$1,463
Average realized silver price per ounce		$29.07		$38.36		$31.22		$35.56
Total cash costs per gold equivalent ounce (realized)(1)(2)(5)(9)		$822		$372		$791		$376
Total cash costs per gold ounce(2)(9)		$580		$(414)		$550		$(475)
Total cash costs per gold equivalent ounce (55:1)(2)(3)(5)(9)		$822		$420		$797		$423
Revenue from mining operations		$113,651		$112,904		$290,988		$183,217
Production costs, excluding amortization and depletion		$59,666		$32,398		$141,922		$51,391
Earnings from operations		$21,235		$43,809		$62,004		$67,361
Net earnings		$22,084		$24,523		$23,437		$36,309
Net earnings per share, basic		$0.08		$0.15		$0.08		$0.24
Net earnings per share, diluted		$0.04		$0.15		$0.08		$0.24
Operating cash flow		$14,188		$54,413		$79,361		$88,034
Net free cash flow(2)		$(139,186)		$20,096		$(239,623)		$26,029
Total cash		$56,025		$102,119		$56,025		$102,119
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil

(1)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sale prices of the commodities.
(2)	See the Non-GAAP Measures section on page 26.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(4)	Silver ounce equal to one gold ounce.
(5)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate, Fosterville, and Stawell mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit.

(6)	Continuing operations include the Company's Ocampo, El Chanate and Young-Davidson mines. Discontinued operations include the Company's Fosterville, Stawell and El Cubo mines.
(7)	Pre-commercial production and sales at Young-Davidson are excluded from consolidated ounces produced and sold, as these ounces are credited against capitalized project costs.
(8)

Cash costs from continuing operations include the net realizable value adjustment recognized on ore-in-process heap leach inventory at the Ocampo mine during the quarter. For further discussion, refer to page 6.

(9)	The Young-Davidson mine has not yet declared commercial production, and is therefore excluded from consolidated cash costs.

5

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF SECOND QUARTER FINANCIAL RESULTS

During the second quarter of 2012, the Company sold 53,255 gold ounces and 909,960 silver ounces compared to sales of 43,798 gold ounces and 1,189,166 silver ounces in the second quarter of 2011. Using the Company’s long-term gold equivalency ratio of 55:1, 69,800 gold equivalent ounces were sold in the second quarter of 2012, representing a 7% increase over sales of 65,419 Au(e)(55:1) in the second quarter of 2011. This increase resulted from the additional ounces sold at the Fosterville and Stawell mines, which were acquired after Q2 2011 and additional ounces sold at the El Cubo mine, which resumed processing operations in Q3 2011. These increases were partially offset by a decrease in ounces sold at Ocampo during the quarter. Using the realized gold equivalency ratios of 56:1 and 39:1, Au(e) sold in the second quarter of 2012 and 2011 were 69,769 and 73,998, respectively, representing a 6% decrease quarter-over-quarter.

Excluding ounces sold from discontinued operations, the Company sold 36,697 gold ounces and 734,259 silver ounces, or 50,047 Au(e)(55:1) in the second quarter of 2012. Using the realized gold equivalency ratio, the Company sold 50,052 Au(e) from continuing operations in the second quarter of 2012, a 32% decline from Q2 2011. Revenues from continuing operations decreased from $112.9 million in Q2 2011, to $81.1 million in the second quarter of 2012. This $31.8 million or 28% decline in revenue was due to a decline in ounces sold at Ocampo and a 24% decrease in realized silver prices.

Earnings from continuing operations were $14.1 million or $0.05 per share in the second quarter of 2012, representing a $34.2 million decline from earnings from continuing operations of $48.3 million or $0.29 per share in the same period of 2011. This decline was due to the decrease in revenues mentioned previously, as well as a $14.4 million net realizable value adjustment recorded on the Ocampo ore-in-process inventory. As pre-stripping activities are predominantly completed at the Picacho open pit, mining activities have been accessing the lower grade halo of the ore body with grades expected to slowly increase over the next four quarters as mining activities move closer to the higher grade core of the pit. The costs of mining activities added to the leach pad (open pit mining and processing costs, including applicable overhead, depreciation and amortization), combined with the 16% decrease in spot silver prices, were not expected to be fully recoverable at the end of the second quarter. This resulted in a non-cash flow inventory valuation adjustment of $14.4 million to revalue this inventory at its estimated net realizable value. Should metal prices appreciate in the immediate future, a portion of this non-cash adjustment could be reversed. Conversely, should metal prices decline further or should there be a delay in accessing higher grade ores in the open pit, there is a potential for further net realizable value adjustments. Excluding this net realizable value adjustment, earnings from continuing operations were $28.5 million, or $0.10 per share.

Net earnings from continuing operations were $14.9 million in the second quarter of 2012, representing a $14.0 million decrease from the Company’s Q2 2011 net earnings from continuing operations of $28.9 million. The decrease in earnings is primarily as a result of the decline in earnings from continuing operations discussed above, partially offset by a $9.6 million unrealized gain on the fair value of the option component of convertible senior notes. Including net earnings from discontinued operations of $7.1 million, consolidated net earnings were $22.0 million in the second quarter of 2012 compared to consolidated net earnings of $24.5 million in Q2 2011.

Excluding the net realizable value adjustment on the Ocampo ore-in-process inventory, consolidated cash costs per Au(e) would have been $488 per gold equivalent ounce, representing a 31% increase over Q2 2011. The increase quarter-over-quarter resulted from the decline in underground tonnes mined at Ocampo, which lowered the grade processed at the mill facility. In addition, realized cash costs per Au(e) were negatively impacted by the increase in the gold equivalency ratio from 39:1 in Q2 2011 to 56:1 in Q2 2012. Including the net realizable adjustment, realized cash costs per Au(e) from continuing operations increased 78% to $661 in the second quarter of 2012, compared to $372 per gold equivalent ounce in the same period in 2011. Including cash costs from discontinued Australian and El Cubo operations, total cash costs per Au(e) were $822 in the second quarter of 2012, compared to $372 in the second quarter of 2011.

Excluding the Ocampo net realizable value adjustment, consolidated cash costs per Au(e)(55:1) were $488, representing a 16% increase over Q2 2011. Including the net realizable value adjustment, cash costs per Au(e)(55:1) from continuing operations were $661 in Q2 2012 compared to $420 in Q2 2011, representing an increase of 57% over the same period in 2011. Including cash costs from discontinued Australian and El Cubo operations, total cash costs per Au(e)(55:1) were $822 in the second quarter of 2012, compared to $420 in the second quarter of 2011.

The Company reported total operating cash flow during the second quarter of $14.2 million, a decrease of $40.2 million or 74%, from the prior year result of $54.4 million. This decrease in operating cash flow arose primarily as a result of the decline in production at Ocampo, offset by an increase in production at El Chanate. After deducting capital expenditures of $153.4 million, including capital expenditures of $99.7 million at the Young-Davidson mine, the Company’s Q2 2012 net free cash flow was a negative $139.2 million. Further discussion on capital expenditures at Young-Davidson during the period is provided on page 14.

6

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF SIX MONTH FINANCIAL RESULTS

During the first six months of 2012, the Company sold 135,546 gold ounces and 2,001,844 silver ounces compared to sales of 69,829 gold ounces and 2,249,472 silver ounces in the first six months of 2011. Using the Company’s long-term gold equivalency ratio of 55:1, 171,944 gold equivalent ounces were sold in the first six months of 2011, representing a 55% increase over sales of 110,728 Au(e)(55:1) in the first six months of 2011. This increase resulted from an additional quarter of ounces sold at El Chanate, which was acquired after Q1 2011, additional ounces sold at the Fosterville and Stawell mines, which were acquired after Q2 2011, and additional ounces sold at the El Cubo mine, which resumed processing operations in Q3 2011. These increases were partially offset by a decline in ounces sold at Ocampo during the year-to-date. Using the realized gold equivalency ratios of 53:1 and 41:1, Au(e) sold in the first six months of 2012 and 2011 were 173,239 and 124,679, respectively, representing a 39% increase year-over-year.

Excluding ounces sold from discontinued operations, the Company sold 75,100 gold ounces and 1,535,754 silver ounces, or 103,023 Au(e)(55:1) in the first six months of 2012. Using the realized gold equivalency ratio, the Company sold 104,046 Au(e) in the first six months of 2012 from continuing operations, a 17% decrease over year-to-date 2011. On a year-to-date basis revenues from continuing operations declined to $174.5 million, as compared to revenues from continuing operations of $183.2 million in the first six months of 2011. This $8.7 million, or 5%, decrease in revenue was due to the decline in ounces sold and a 12% decrease in realized silver prices. These were partially offset by an increase in realized gold prices of 14%.

Earnings from continuing operations were $50.7 million or $0.18 per share in the first six months of 2012, representing a $29.1 million decrease from earnings from continuing operations of $79.8 million or $0.52 per share in the same period of 2011. This decline was primarily due to the decline in revenues mentioned previously as well as the $14.4 million net realizable value adjustment recorded in the second quarter.

Net earnings from continuing operations were $20.3 million in the first six months of 2012, representing a $28.1 million decrease from the Company’s net earnings from continuing operations of $48.4 million in the same period of 2011. The decline in earnings is primarily as a result of the decrease in earnings from continuing operations discussed above, in addition to a $4.2 million unrealized loss on the fair value of the option component of convertible senior notes and a $6.4 increase in foreign exchange losses. This was partially offset by additional earnings contributions from the El Chanate mine. Including net earnings from discontinued operations of $3.1 million, consolidated net earnings were $23.4 million in the first six months of 2012 compared to consolidated net earnings of $36.3 million in same period of 2011.

Excluding the net realizable value adjustment on the Ocampo ore-in-process inventory, consolidated cash costs per Au(e) would have been $490 per gold equivalent ounce in the first six months of 2012, representing a 30% increase over 2011 year-to-date cash costs. This increase was primarily due to lower underground tonnes mined at Ocampo and an increase in the gold equivalency ratio from 41:1 in the first six months of 2011 to 53:1 in the first six months of 2012. These increases in cash costs per Au(e) at Ocampo were partially offset by a decline in cash costs at El Chanate due to optimization initiatives completed by the Company subsequent to the acquisition of the mine in Q2 2011. Including the net realizable value adjustment, realized cash costs per Au(e) from continuing operations increased 53% to $574 in the first six months of 2012, compared to $376 per gold equivalent ounce in the same period of 2011. Including cash costs from discontinued operations, total cash costs per Au(e) were $791 in the first six months of 2012, compared to $376 in the first six months of 2011.

Excluding the Ocampo net realizable value adjustment, consolidated cash costs per Au(e)(55:1) were $495 in the first six months of 2012, representing a 17% increase over the same period of 2011. Including the net realizable value adjustment, cash costs per Au(e)(55:1) from continuing operations were $580 in the first six months of 2012 compared to $423 in the same period of 2011, representing an increase of 37%. Including cash costs from discontinued operations, total cash costs per Au(e)(55:1) were $797 in the first six months of 2012, compared to $423 in the first six months of 2011.

The Company reported total operating cash flow during the first six months of $79.4 million, a decrease of $8.6 million or 10%, from the prior year-to-date result of $88.0 million. This decrease in operating cash flow arose primarily as a result of a decline in production at Ocampo, and reclamation expenditures at the Kemess mine, offset by improved gold prices and additional operating cash flow contributed from the El Chanate, El Cubo, Fosterville and Stawell mines. After deducting capital expenditures of $319.0 million, including capital expenditures of $200.1 million at the Young-Davidson mine, the Company’s year-to-date net free cash flow was a negative $239.6 million. Further discussion on capital expenditures at Young-Davidson during the period is provided on page 14.

7

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO

The Ocampo mine, which commenced commercial production in January 2007, is located in the Sierra Madre Occidental, Chihuahua State, Mexico, and is currently one of the largest operating gold / silver mines in the state. Ocampo is comprised of four open pits and two underground mines, with milling and heap leach processing facilities.

OCAMPO OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Underground Operations
Tonnes of ore mined	147,696	173,190	357,655	350,335
Average grade of gold(1)	3.02	3.00	2.71	2.85
Average grade of silver(1)	128	150	122	146
Open Pit Operations
Total tonnes mined	9,282,115	10,058,457	19,019,162	19,679,853
Tonnes of ore mined	1,069,220	591,773	1,954,442	1,014,900
Capitalized stripping and other tonnes	6,134,033	8,272,310	12,910,834	16,341,801
Average grade of gold(1)	0.20	0.65	0.20	0.61
Average grade of silver(1)	11	28	11	27
Mill Operations
Tonnes of ore processed	291,052	289,687	582,017	564,465
Average grade of gold processed(1)	1.83	2.54	1.93	2.40
Average grade of silver processed(1)	84	119	89	115
Average gold recovery rate	97%	97%	97%	97%
Average silver recovery rate	93%	88%	91%	85%
Gold ounces produced	16,953	23,603	35,140	42,507
Silver ounces produced	752,791	989,717	1,505,798	1,766,284
Heap Leach Operations
Tonnes of ore placed	924,113	477,168	1,735,594	792,946
Average grade of gold processed(1)	0.14	0.35	0.15	0.34
Average grade of silver processed(1)	7	17	7	17
Gold ounces produced	4,316	5,240	8,022	12,218
Silver ounces produced	141,623	220,712	291,559	479,319
Gold ounces produced	21,269	28,843	43,162	54,725
Silver ounces produced	894,414	1,210,429	1,797,357	2,245,603
Gold equivalent ounces produced(2)	37,579	59,568	76,956	109,422
Gold equivalent ounces produced (55:1)(3)	37,531	50,851	75,841	95,554
Gold ounces sold	20,193	27,920	39,935	53,951
Silver ounces sold	734,259	1,189,166	1,535,754	2,249,472
Gold equivalent ounces sold(2)	33,548	58,120	68,881	108,801
Gold equivalent ounces sold (55:1)(3)	33,543	49,541	67,858	94,850

(1)	Grams per tonne.
(2)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sale prices of the commodities.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.

8

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

MINING

At the Northeast and Santa Eduviges underground operations, the Company mined 147,696 tonnes, or 1,623 TPD, of ore in the second quarter of 2012, a decrease of 25,494 tonnes, or 15% over the prior year period. During the quarter, production was negatively impacted by unusually high turnover of skilled labour that significantly reduced underground ore development at the Northeast underground mine. By the end of June, the Company had filled the majority of the vacant positions and had began to evaluate implementing a retention incentive program at the mine with an estimated cost of $2 - $3 per gold equivalent ounce in the first year. During the first six months of 2012, the Company mined 357,655 tonnes of ore, or 1,965 TPD, an increase of 2% over the prior year period.

During the second quarter of 2012, the Company completed a total of 7,270 metres of development, including 1,782 metres of ore development, representing an increase of 4% from the 7,024 metres developed in the first quarter of 2012, which included 925 metres of ore development. Although total ore development metres increased by 93% over Q1 2012, ore development in Q2 2012 fell short of the targets required to sustain production levels, resulting in an above planned depletion of developed ore inventories. The Company will engage contractors to support the accelerated development plan required to eliminate this shortfall. It is expected that underground development rates will return developed ore inventories to targeted levels during the first half of 2013.

During the first six months of 2012, the Company made a decision to commission the existing shaft system immediately adjacent to the mill facility. The shaft system will be used to hoist ore from the Northeast underground mine, and will reduce truck haulage and operating costs, improve ventilation, and allow increased tonnage to be delivered from the mine. As a result of this anticipated increase in tonnage, the Company plans to expand the mill capacity to 4,000 TPD, by converting the existing rod mill to a ball mill, and adding additional thickening, leaching and filtering capacity. The commissioning of the existing shaft system and the mill expansion are both expected to be complete by 2014.

The Company mined 9,282,115 tonnes, or 102,001 TPD, from the open pits in the second quarter, a decrease of 776,342 tonnes from the 10,058,457 tonnes mined in the same period of the prior year. Total tonnes mined in the open pit declined due to a decrease in stripping tonnes mined, as the pre-stripping program at Picacho nears completion. Mining equipment utilized in areas where the stripping program is complete has been idled. Tonnes of ore mined increased by 477,447 tonnes, or 81%, to 1,069,220 tonnes during the second quarter of 2012 as a result of improved access to mineable ore from the progress made on the pushbacks in the Picacho pit. During the first six months of 2012, the Company mined 1,954,442 tonnes of ore, an increase of 93% over the prior year period.

During the quarter, the Company continued stripping activities at the Picacho open pit, mining 3,219,934 tonnes compared to 3,919,473 tonnes in the first quarter of 2012. To date, stripping activities at Picacho total approximately 53.4 million tonnes. Stripping activities also continued at the Conico open pit with 2,914,099 tonnes being mined, compared to 2,857,328 tonnes in the previous quarter. Overall, stripping activities at Ocampo represented a capital investment of $8.1 million during the second quarter of 2012, compared to $8.6 million in Q1 2012.

PROCESSING

The Ocampo mill circuit processed 291,052 tonnes, or 3,198 TPD, during the second quarter, which was consistent with the tonnes processed in the same quarter of 2011 of 289,687 tonnes, or 3,183 TPD. The Ocampo mill circuit continues to consistently process ore near targeted levels with high availability. As a result of the recovery optimization program, average recovery rates for silver have improved during the year, with a 93% recovery rate realized in Q2 2012, compared to 88% in Q2 2011. During the first six months of 2012, the Company processed 582,017 tonnes of ore, or 3,198 TPD, an increase of 3% over the prior year period.

Gold and silver grades processed at the mill facility declined from 2.54 and 119 grams per tonne respectively in Q2 2011 to 1.83 and 84 grams per tonne respectively in Q2 2012. During the quarter, the mill grades processed were negatively impacted by the high turnover of skilled labour that caused a decline in higher grade underground tonnes, requiring the mill feed to be supplemented with lower grade open pit ore.

During the second quarter of 2012, the Company placed 924,113 tonnes on the heap leach pad at an average stacking rate of 10,155 TPD, representing a 94% increase over the 477,168 tonnes placed in Q2 2011. Access to heap leach ore continues to improve due to the progress made on the pushbacks in the open pits. During the first six months of 2012, the Company placed 1,735,594 tonnes of ore at an average stacking rate of 9,536 TPD, an increase of 119% over the prior year period.

During the second quarter of 2012, gold and silver grades placed on the heap leach pad were consistent with Q1 2012. However, the grade of ore placed in the second quarter 2012 declined significantly from the grade of ore placed in the second quarter of 2011. This decline in grades is primarily due to lower grade ore being available from the open pits, lower tonnage from the underground, and a reduction in cutoff grade attributable to higher metal prices.

During the second quarter of 2012, total site production was 37,531 Au(e)(55:1), a decline of 13,320 ounces over production of 50,851 Au(e)(55:1) in Q2 2011. On a year-to-date basis, Ocampo produced 75,841 Au(e)(55:1), compared to 95,554 Au(e)(55:1) produced in the first six months of 2011.

9

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

As a result of the additional ore development requirements during the second half of the year, which resulted from the shortfalls in ore development during the first half of the year, the Company revised the 2012 production outlook for the Ocampo mine to 155,000 – 170,000 gold equivalent ounces at cash costs of $540 - $570 per Au(e)(55:1). The revised cash cost guidance excludes the net realizable value adjustment recognized during Q2 2012, which is discussed further on page 6.

OCAMPO FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Revenue from mining operations	$53,683	$87,795	$113,818	$158,108
Production costs	$25,644	$19,317	$44,294	$38,310
Refining costs	$309	$472	$645	$833
Amortization and depletion	$15,184	$11,323	$25,736	$22,117
Earnings from operations	$10,169	$53,571	$37,966	$91,280
Cash flow from operations	$14,912	$55,213	$39,411	$106,777
Capital expenditures	$(26,189)	$(26,858)	$(52,359)	$(53,279)
Net free cash flow(2)	$(11,277)	$28,355	$(12,948)	$53,498
Total cash costs per gold equivalent ounce(2)(3)	$774	$340	$652	$360
Total cash costs per gold ounce(2)	$228	$(925)	$(75)	$(755)
Total cash costs per gold equivalent ounce (55:1)(1)(2)	$774	$399	$662	$413

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(2)	See the Non-GAAP Measures section on page 26.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent based on the ratio of the realized sales prices of the commodities.

Ocampo recognized $10.2 million in earnings from operations in Q2 2012, a decline of $43.4 million from Q2 2011 earnings from operations of $53.6 million. This decline was due to decreased ounces sold of 15,998 Au(e)(55:1), a 24% decline in realized silver prices, and the net realizable value adjustment of $14.4 million, which increased production costs by $8.7 million and amortization and depletion expense by $5.6 million. For further discussion on the net realizable value adjustment, refer to page 6. Year-to-date, Ocampo recognized $38.0 million in earnings from operations, a 58% decline from the prior year.

Ocampo generated $14.9 million in operating cash flow during the quarter, a decline of $40.3 million from Q2 2011 operating cash flow of $55.2 million, primarily due to the reduction in ounces sold. Capital expenditures of $26.2 million exceeded operating cash flow in the second quarter of 2012, resulting in a negative net free cash flow of $11.3 million. Capital expenditures at Ocampo in the second quarter included $8.1 million in capitalized stripping activities, $5.5 million in underground development, $8.1 million in sustaining capital, and $4.5 million in exploration activities. Capital expenditures at Ocampo are expected to decline during the remainder of year as the 2012 pre-stripping campaign was largely complete at the end of the quarter and planned equipment purchases occurred in the first half of the year. Year-to-date, Ocampo generated $39.4 million of operating cash flow, and after capital expenditures of $52.4 million, reported negative net free cash flow of $12.9 million.

Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce at Ocampo were $515, a 29% increase over cash costs per Au(e)(55:1) in Q2 2011, prior to the net realizable value adjustment of $259 per ounce. This increase was primarily due to the processing of lower grade ore in the second quarter of 2012. Including the net realizable value adjustment, cash costs per Au(e)(55:1) were $774 in the second quarter of 2012, compared to cash costs of $399 per gold equivalent ounce in the second quarter of 2011. Excluding the net realizable value adjustment, cash costs during the first six months of 2012 were $534 per Au(e)(55:1), a 29% increase over the same period in the prior year.

OCAMPO EXPLORATION

The Company has planned a 60,000 to 100,000 metre drilling program for 2012 that will primarily focus on the San Jose, San Amado and Santa Eduviges underground targets. The surface program will test for new open pittable deposits westward along the PGR trend and at Cerro Blanco. During the second quarter, the Company completed 48 surface drill holes for 9,554 metres and 31 underground drill holes for 6,199 metres. Year-to-date, the Company has completed 88 surface drill holes for 17,955 metres and 53 underground drill holes for 13,055 metres.

10

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CHANATE

As a result of the acquisition of Capital Gold Corporation (“Capital Gold”) on April 8, 2011, the Company owns and operates the El Chanate mine, located 37 kilometres northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities. The open pit will be approximately 1,700 metres long, 780 metres wide, and 280 metres deep at completion.

EL CHANATE OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended		Six Months Ended	Six Months Ended
	June 30	June 30		June 30	June 30
	2012	2011	(2)	2012	2011	(2)
Open Pit Operations
Total tonnes mined	8,880,816	4,645,151		16,397,382	4,645,151
Tonnes of ore mined	2,556,911	1,374,194		4,677,806	1,374,194
Capitalized stripping and other tonnes	5,643,148	1,934,523		10,075,072	1,934,523
Average grade of gold(1)	0.56	0.60		0.56	0.60
Tonnes stockpiled ahead of the heap leach pad	136,208	17,434		136,208	17,434
Average grade of gold(1)	0.70	0.71		0.70	0.71
Low grade tonnes stockpiled ahead of the heap leach pad	1,639,319	2,778,930		1,639,319	2,778,930
Average grade of gold(1)	0.14	0.20		0.14	0.20
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,827,295	1,203,816		3,568,705	1,203,816
Average grade of gold processed(1)	0.71	0.65		0.68	0.65
Low grade ore placed on the heap leach pad	1,064,453	681,744		1,830,377	681,744
Average grade of gold processed(1)	0.18	0.28		0.18	0.28
Total tonnes of ore processed	2,891,748	1,885,560		5,399,082	1,885,560
Average grade of gold processed(1)	0.51	0.52		0.51	0.52
Gold ounces produced	17,882	14,871		36,975	14,871
Gold ounces sold	16,504	15,878		35,165	15,878

(1)	Grams per tonne.
(2)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.

During the quarter, the Company mined 8,880,816 tonnes at the El Chanate open pit, including 2,556,911 ore tonnes. Mining rates increased by 91%, to 97,591 TPD, compared to the average rate during Q2 2011 of 55,966 TPD. Mining rates continue to improve at El Chanate, increasing 18% during the quarter from the rate of 82,600 TPD mined in Q1 2012. These improvements were due to the addition of 2 new trucks to the contractor fleet, as well as initiatives to reduce overall haulage distances on site. During the first six months of 2012, the Company mined 16,397,382 tonnes, or 90,096 TPD, an increase of 61% over the prior year-to-date mining rates.

The Company crushed and placed 1,827,295 tonnes of ore from the open pit on the heap leach pad in Q2 2012, at an average rate of 20,080 TPD, with an average grade of 0.71 gold grams per tonne. This represents a 38% increase in crushing and stacking rates as compared to the average rate during Q2 2011 of 14,504 TPD. During the quarter, the Company also placed 1,064,453 tonnes, or 11,697 TPD, of low grade run-of-mine material on the heap leach pad. These tonnes are not crushed before they are placed on the heap leach pad. Total tonnes processed of 2,891,748 tonnes, or 31,777 TPD, represents a 40% increase over stacking rates in the second quarter of 2011. The Company produced 17,882 and 36,975 gold ounces at El Chanate during the second quarter and first six months of 2012, respectively, compared to 14,871 gold ounces produced subsequent to acquisition on April 8, 2011.

Gold grades averaged 0.51 grams per tonne placed during the second quarter, consistent with the 0.52 grams per tonne placed in the second quarter of 2011, despite the 382,709 additional tonnes of low grade run-of-mine material stacked.

Stripping activities totaled 5,643,148 tonnes during the second quarter of 2012, compared to 4,431,924 tonnes during Q1 2012. The majority of the tonnes stripped during the second quarter were mined as part of the Southeast push-back of the pit. Overall, stripping activities at El Chanate represented a capital investment of $7.8 million during the second quarter of 2012, compared to $6.7 million in Q1 2012.

During the quarter, the Company substantially completed Phase 6 of the leach pad expansion. The Company began stacking ore on this new pad in April, which continued throughout the duration of the second quarter. In addition, the Company is replacing 8” diameter water distribution pipes with 16” diameter pipes, which will allow the Company to increase the area under leach from the current 67% to over 80% by the end of 2012.

11

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CHANATE FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended		Six Months Ended	Six Months Ended
	June 30	June 30		June 30	June 30
	2012	2011	(2)	2012	2011	(2)
Revenue from mining operations	$27,458	$25,109		$60,731	$25,109
Production costs	$9,628	$13,081		$20,169	$13,081
Refining costs	$132	$101		$216	$101
Amortization and depletion	$2,533	$1,771		$4,972	$1,771
Earnings from operations	$15,055	$9,806		$35,103	$9,806
Cash flow from operations	$7,414	$14,283		$29,695	$14,283
Capital expenditures	$(11,668)	$(5,917)		$(24,159)	$(5,917)
Net free cash flow(1)	$(4,254)	$8,366		$5,536	$8,366
Total cash costs per gold ounce(1)	$433	$486		$420	$486

(1)	See the Non-GAAP Measures section on page 26.
(2)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.

Earnings from operations totaled $15.1 million during the second quarter of 2012, representing an increase of 54% over earnings from operations of $9.8 million in Q2 2011. This increase resulted from a 4% increase in ounces sold and a 7% increase in the realized gold price, combined with a 26% reduction in production costs attributable to the decrease in production costs relating to the acquisition date fair value adjustment on heap leach inventory, discussed below, and to the various optimization initiatives completed over the past year such as upgrades to the conveyer system, commissioning of an intermediate grade solution pond, and the commissioning of an additional ADR plant. Earnings from operations for the second quarter of 2012 included $1.7 million and $1.4 million in production costs and amortization and depletion relating to the acquisition date fair value adjustment on heap leach inventory and property, plant and equipment and mining interests, respectively, compared with $4.3 million and $0.7 million in Q2 2011, respectively. As at June 30, 2012, inventory included $24.8 million related to the fair value adjustments arising on the acquisition of El Chanate. Year-to-date, El Chanate recognized $35.1 million in earnings from operations, a 258% increase from the prior year.

El Chanate generated $7.4 million in operating cash flow during the quarter, a decline of $6.9 million from Q2 2011 operating cash flow, primarily due to unfavorable changes in working capital, including payment of 2011 income taxes owing and an increase in inventory. Capital expenditures of $11.7 million exceeded operating cash flow in the second quarter of 2012, resulting in a negative net free cash flow of $4.3 million. Q2 2012 capital expenditures at El Chanate included $7.8 million in capitalized stripping activities, $3.7 million in sustaining capital and optimization initiatives, and $0.2 million in exploration expenditures.

During the quarter, cash costs per gold ounce at the El Chanate mine were $433, a decline of 11% from cash costs per gold ounce of $486 in Q2 2011. This decline was due to the optimization initiatives completed during the past year, as mentioned above. During the first six months of 2012, cash costs per gold ounce at the El Chanate mine decreased by 14%, to $420.

EL CHANATE EXPLORATION

The Company has planned a 27,000 metre drilling program for 2012 that will focus on trend to the northwest and southeast of the current pit as well as mineralization discovered south of the planned heap leach pads. The program will also focus on infill drilling below and to the south of the existing reserve pit, in anticipation of potentially expanding the reserve pit towards these areas. During the second quarter, the Company completed 3 drill holes for a total of 1,125 metres, bringing the year-to-date total to 51 drill holes for a total of 13,190 metres.

12

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON

As a result of the acquisition of Northgate Minerals Corporation (“Northgate”) on October 26, 2011, the Company owns the Young-Davidson mine, which is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totalling 11,000 acres and is situated on the site of two past producing mines that produced one million ounces in the 1930s – 1950s.

On April 30, 2012, the Young-Davidson mine completed its first gold pour. It is anticipated that the mine will achieve commercial production during the third quarter of 2012. In order to declare commercial production, the construction of the necessary facilities required to achieve initial budgeted production must be completed, including mechanical commissioning of the flotation and gravity circuits. In addition, the average material movement rate in the open pit must exceed 29,750 TPD over a period of at least 30 days and the mill processing rate must exceed 5,100 TPD over a period of at least 30 days.

YOUNG-DAVIDSON OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Open Pit Operations
Total tonnes mined	2,625,118	-	4,501,711	-
Tonnes of ore mined	869,568	-	1,520,338	-
Average grade of gold(1)	1.03	-	1.05	-
Tonnes stockpiled ahead of the mill	1,189,342	-	1,189,342	-
Average grade of gold(1)	1.02	-	1.02	-
Mill Operations
Tonnes of ore processed	391,302	-	391,302	-
Average grade of gold	1.15	-	1.15	-
Average gold recovery rate	83%	-	83%	-
Pre-commercial gold ounces produced	11,950	-	11,950	-
Pre-commercial gold ounces sold	5,209	-	5,209	-

(1)	Grams per tonne.

During the second quarter, the Company mined 2,625,118 tonnes, or 28,847 TPD, at the Young-Davidson open pit, including 869,568 ore tonnes. Open pit mining rates during June averaged 32,311 TPD of ore and waste, as total material movement rates ramp up to the targeted rate of 35,000 TPD. Young-Davidson achieved the first gold pour on April 30, 2012, and produced 11,950 gold ounces during the quarter. Production during Q2 2012 was impacted by the one-month delay in the first gold pour and a 10-day power supply disruption, which occurred when forest fires, located approximately 70 kilometres from the mine site concessions, damaged the power lines connecting the mine site to the electrical grid.

At the end of the second quarter of 2012, the Company had over 1 million tonnes of ore stockpiled ahead of the mill, or approximately six months of mill capacity, as well as an additional 120,000 tonne stockpile of high grade open pit ore averaging approximately 1.65 gold grams per tonne. At July 31, 2012, the Company had over 1 million tonnes of ore stockpiled ahead of the mill, as well as an additional 178,000 tonne stockpile of high grade open pit ore.

The following project milestones occurred during the second quarter:

−	Completion of the first gold pour on April 30, 2012;

−	Mechanical commissioning of the flotation and gravity circuits was completed, and process commissioning commenced;

−	Completion of the 30 day open pit material movement test period for declaration of commercial production in June 2012;

−	The mill processed ore at a rate of 6,163 TPD during the month of June, exceeding the targeted rate of 5,100 TPD;

−	Mechanical commissioning of the primary crusher was completed with crushing commencing on June 5, 2012; and

−	Commissioning of the conveyor system and ore bins is nearing completion, which is expected to optimize the introduction of mill feed into the mill circuit and allow site management to test maximum throughput rates and eliminate re-handling costs.

Underground development continues to focus on access to the mid-shaft ore and waste handling systems at the Northgate shaft. Raise boring of the second leg of the production shaft is scheduled to begin in Q3 2012. The Company has also completed a redesign of the underground mine plan that is expected to improve mining recoveries and reduce dilution. The underground mine plan proposes changing mining methods from sub-level caving and long-hole shrinkage to long-hole stoping utilizing paste backfill. Production from the underground is expected to commence in the fourth quarter of 2012.

13

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

To accommodate the increase in expected tonnage resulting from the acceleration of production from the underground, the Company will expand the mill capacity to 8,000 TPD, an increase of 2,000 TPD, or 33%, from the design capacity of 6,000 TPD. Expansion of the mill capacity will involve the conversion of the existing AG mill to a SAG mill, the installation of a pebble recycle conveyor, the addition of additional tails line and pumps, and upgrades to various pumps and pump motors. The mill expansion is expected to be completed by the end of 2013.

YOUNG-DAVIDSON FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Revenue from mining operations	$-	$-	$-	$-
Production costs	$-	$-	$-	$-
Refining costs	$-	$-	$-	$-
Amortization and depletion	$-	$-	$-	$-
Earnings from operations	$-	$-	$-	$-
Cash flow from operations	$-	$-	$-	$-
Capital expenditures	$(99,743)	$-	$(200,094)	$-
Net free cash flow(1)	$(99,743)	$-	$(200,094)	$-
Total cash costs per gold ounce(1)	$-	$-	$-	$-

(1)	See the Non-GAAP Measures section on page 26.

The Young-Davidson mine has not yet declared commercial production and, therefore, all revenues generated from gold ounces sold during the commissioning period, net of related expenses, are being recorded as a credit against capitalized project costs. Revenues will be recognized in the Condensed Consolidated Statements of Operations once commercial production has been declared, which is anticipated to occur during the third quarter of 2012.

During the second quarter, the Company spent $99.7 million related to the construction of the Young-Davidson mine. Capital expenditures in the second quarter included $74.0 million in site infrastructure, $20.3 million in underground development, $3.7 million in capitalized stripping activities and $1.7 million in exploration expenditures. Year-to-date, the Company spent $200.1 million related to the construction of the Young-Davidson mine. Capital expenditures during the year-to-date period were higher than originally estimated due to the following:

-

As previously announced, EPCM construction costs have increased by approximately $40.0 million from original estimates, comprised of $13.0 million in labour costs and $27.0 million in materials or scope changes;

-

As a result of the decision to process lower grade ore during the commissioning phase, fewer gold ounces were sold, resulting in $11.8 million less revenue credited against capitalized project costs than originally estimated;

-	Capital expenditures include $6.0 million of borrowing costs capitalized to the project, which were not included in the original guidance;

-

Capital expenditures include changes in working capital during the year including $10.4 million relating to a decline in payables balances from $81.3 million at December 31, 2011 to $70.9 million June 30, 2012. This additional cash outflow was due to the settlement of payables relating to 2011 construction.

YOUNG-DAVIDSON EXPLORATION

The Company has planned a 35,000 to 43,000 metre drilling program for 2012 that will focus on continuing to develop the Young-Davidson West deposit as well as follow-up drilling on additional target areas identified in 2011. To assist with the drilling program, the Company added three drill rigs at Young-Davidson, resulting in a total of five drill rigs on site at Young-Davidson at June 30, 2012. During the second quarter, the Company completed 8 drill holes for 10,264 metres, bringing the year-to-date total to 13 drill holes for 14,107 metres.

14

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CUBO

The El Cubo mine is located in the village of El Cubo in the state of Guanajuato, Mexico, a world class mining district with over 400 years of production history. The mine is comprised of the original El Cubo underground mine, which was owned by the Company, and the Las Torres Complex, which is leased from Industrias Peñoles, S.A.B. de C.V.

On April 15, 2012, the Company entered into a definitive agreement to sell the El Cubo mine and the Guadalupe y Calvo exploration property. All related assets and liabilities have been presented as held for sale in the Condensed Consolidated Balance Sheets at June 30, 2012. In addition, the financial results of these properties have been presented as net earnings from discontinued operations in the Condensed Consolidated Statements of Operations and as a net decrease in cash and cash equivalents from discontinued operations in the Condensed Consolidated Statements of Cash Flows, respectively, for the three and six months ended June 30, 2012 and 2011. On July 13, 2012, the Company closed this transaction. The disposal of the El Cubo mine and the Guadalupe y Calvo exploration property will not have an impact on the Company’s other operations.

EL CUBO OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Underground and Mill Operations
Tonnes of ore mined	98,372	38,510	199,675	38,510
Tonnes of ore processed	97,322	-	199,635	-
Average grade of gold processed(1)	1.37	-	1.45	-
Average grade of silver processed(1)	76	-	77	-
Average gold recovery rate	88%	-	89%	-
Average silver recovery rate	83%	-	82%	-
Gold ounces produced	3,772	-	8,315	-
Silver ounces produced	196,678	-	406,119	-
Gold equivalent ounces produced(2)	7,301	-	15,899	-
Gold equivalent ounces produced (55:1)(3)	7,348	-	15,699	-
Gold ounces sold	3,194	-	8,827	-
Silver ounces sold	175,701	-	466,090	-
Gold equivalent ounces sold(2)	6,353	-	17,574	-
Gold equivalent ounces sold (55:1)(3)	6,389	-	17,302	-

(1)	Grams per tonne.
(2)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sale prices of the commodities.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.

The Company mined 98,372 tonnes, or 1,081 TPD, of underground ore in the second quarter of 2012, an increase of 71% over the 631 TPD of ore mined in Q2 2011. In Q1 of the prior year, there were no tonnes mined due to an ongoing labour disruption. Underground mining activities re-commenced on May 1, 2011 and began to ramp up throughout the remainder of Q2 2011. During Q2 2012, the Company processed 97,322 tonnes, or 1,069 TPD, a 5% decrease from the 102,313 tonnes processed in Q1 2012. The 15% decline in gold equivalent ounces produced, from 8,598 Au(e) in Q1 2012 to 7,301 Au(e) in Q2 2012, was primarily due to lower gold grades processed, combined with a slight decline in gold recoveries. No ounces were produced during Q2 2011 as processing did not resume at the mill until Q3 2011.

During the quarter, the Company completed 6,063 metres of development in the underground mine, an increase of 13% over the 5,376 metres developed in Q1 2012.

15

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CUBO FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Revenue from mining operations	$10,129	$-	$29,172	$-
Production costs	$7,945	$-	$20,372	$-
Refining costs	$89	$-	$223	$-
Mine standby costs	$-	$3,591	$-	$11,146
Amortization and depletion	$452	$208	$2,326	$334
Earnings / (loss) from operations	$1,312	$(4,473)	$5,558	$(12,399)
Cash flow (used in) / from operations	$(962)	$(6,354)	$4,885	$(18,723)
Capital expenditures	$(6,293)	$(1,184)	$(12,190)	$(1,215)
Net free cash flow(2)	$(7,255)	$(7,538)	$(7,305)	$(19,938)
Total cash costs per gold equivalent ounce(2)(3)	$1,265	$-	$1,172	$-
Total cash costs per gold ounce(2)	$916	$-	$685	$-
Total cash costs per gold equivalent ounce (55:1)(1)(2)	$1,258	$-	$1,190	$-

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(2)	See the Non-GAAP Measures section on page 26.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent based on the ratio of the realized sales prices of the commodities.

Earnings from operations were $1.3 million in Q2 2012, representing an increase of $5.8 million over the loss from operations of $4.5 in the same quarter of the prior year. Following the labour disruption, the Company did not resume processing activities at the mill until Q3 2011, and therefore no ounces were sold during Q2 2011.

El Cubo used cash flow from operations of $1.0 million during Q2 2012, a 85% decline from Q2 2011 when the mine used cash flow of $6.4 million in operations. After deducting capital expenditures of $6.3 million, net free cash flow was negative $7.3 million during the second quarter of 2012, an improvement of $0.2 million over negative net free cash flow of $7.5 million in Q2 2011. Capital expenditures during Q2 2012 included $5.6 million in capitalized underground development, $0.5 million in sustaining capital, and $0.2 million in exploration expenditures.

During the second quarter, cash costs per Au(e)(55:1) were $1,258, compared to cash costs of $1,151 in Q1 2012. No cash costs were reported for Q2 2011 as the mine did not sell any gold or silver ounces during the period.

16

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

AUSTRALIAN OPERATIONS

As a result of the acquisition of Northgate on October 26, 2011, the Company owned the Fosterville and Stawell gold mines, which are located in the state of Victoria, Australia. Fosterville and Stawell are the two largest gold producing mines in the state of Victoria.

On May 4, 2012, the Company completed the sale of the Australian operations. The financial results of the Australian operations have been presented as net earnings from discontinued operations in the Condensed Consolidated Statements of Operations and as a net increase in cash and cash equivalents from discontinued operations in the Condensed Consolidated Statements of Cash Flows, respectively, for the three and six months ended June 30, 2012. The disposal of the Australian operations will not have an impact on the Company’s other operations.

FOSTERVILLE AND STAWELL OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Fosterville
Tonnes of ore mined	72,133	-	284,098	-
Tonnes of ore processed	75,872	-	267,966	-
Average grade of gold processed(1)	3.75	-	3.78	-
Average gold recovery rate	83%	-	80%	-
Gold ounces produced	7,626	-	26,013	-
Gold ounces sold	8,012	-	27,414	-
Stawell
Tonnes of ore mined	60,317	-	259,798	-
Tonnes of ore processed	70,230	-	283,296	-
Average grade of gold processed(1)	2.82	-	2.89	-
Average gold recovery rate	83%	-	84%	-
Gold ounces produced	5,279	-	22,236	-
Gold ounces sold	5,352	-	24,205	-
Total
Tonnes of ore mined	132,450	-	543,896	-
Tonnes of ore processed	146,102	-	551,262	-
Average grade of gold processed(1)	3.30	-	3.32	-
Average gold recovery rate	83%	-	82%	-
Gold ounces produced	12,905	-	48,249	-
Gold ounces sold	13,364	-	51,619	-

(1)	Grams per tonne.

During the second quarter of 2012, the Fosterville and Stawell mines were under the Company’s ownership from April 1, 2012 to May 4, 2012. During this period, the Company mined a total of 132,450 ore tonnes, or 3,896 TPD.

During the period of April 1, 2012 to May 4, 2012, the Fosterville and Stawell mill circuits processed a total of 146,102 tonnes, or 4,297 TPD, and produced 12,905 gold ounces. Average grades processed at the mill facilities were 3.30 gold grams per tonne.

17

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

FOSTERVILLE AND STAWELL FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Fosterville
Revenue from mining operations	$13,255	$-	$46,026	$-
Production costs	$9,411	$-	$29,211	$-
Refining costs	$29	$-	$102	$-
Amortization and depletion	$-	$-	$-	$-
Earnings from operations before impairment charge	$3,764	$-	$15,572	$-
Cash flow from operations	$5,656	$-	$16,794	$-
Capital expenditures	$(3,835)	$-	$(13,910)	$-
Net free cash flow(1)	$1,821	$-	$2,884	$-
Total cash costs per gold ounce(1)	$1,178	$-	$1,069	$-
Stawell
Revenue from mining operations	$9,126	$-	$41,241	$-
Production costs	$7,038	$-	$27,876	$-
Refining costs	$18	$-	$99	$-
Amortization and depletion	$-	$-	$-	$-
Earnings from operations before impairment charge	$2,019	$-	$13,001	$-
Cash flow from operations	$(2,839)	$-	$9,165	$-
Capital expenditures	$(2,545)	$-	$(11,834)	$-
Net free cash flow(1)	$(5,384)	$-	$(2,670)	$-
Total cash costs per gold ounce(1)	$1,271	$-	$1,134	$-
Total
Revenue from mining operations	$22,381	$-	$87,267	$-
Production costs	$16,449	$-	$57,087	$-
Refining costs	$47	$-	$201	$-
Amortization and depletion	$-	$-	$-	$-
Earnings from operations before impairment charge	$5,783	$-	$28,573	$-
Impairment charge	$-	$-	$22,857	$-
Earnings from operations	$5,783	$-	$5,716	$-
Cash flow from operations	$2,817	$-	$25,958	$-
Capital expenditures	$(6,380)	$-	$(25,744)	$-
Net free cash flow(1)	$(3,563)	$-	$214	$-
Total cash costs per gold ounce(1)	$1,215	$-	$1,099	$-

(1)	See the Non-GAAP Measures section on page 26.

Earnings from operations totaled $5.8 million during the period April 1, 2012 to May 4, 2012. During the period January 1, 2012 to May 4, 2012, the Fosterville and Stawell mines reported earnings from operations of $5.7 million. Included in earnings from operations from January 1, 2012 to May 4, 2012 is a $22.9 million impairment charge that was recognized during the first quarter of 2012 to reduce the carrying values of the Australian operations to their recoverable amount at March 31, 2012. The recoverable amount was determined in reference to the final consideration agreed to on May 4, 2012 with Crocodile Gold.

During the period April 1, 2012 to May 4, 2012, the Fosterville and Stawell mines generated $2.8 million in operating cash flow. Capital expenditures of $6.4 million exceeding operation cash flow in the second quarter of 2012, resulting in negative net free cash flow of $3.6 million. Capital expenditures at Fosterville and Stawell during this period included $5.2 million in mine development, $0.6 million in sustaining capital, and $0.6 million in exploration activities. During the period January 1, 2012 to May 4, 2012, the Fosterville and Stawell mines generated $0.2 million in net free cash flow, including $25.9 million in operating cash flow, net of $25.7 in capital expenditures incurred.

The combined cash costs per gold ounce at Fosterville and Stawell were $1,215 during the period April 1, 2012 to May 4, 2012. During the period January 1, 2012 to May 4, 2012, combined cash costs per gold ounce at Fosterville and Stawell were $1,099.

18

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED EXPENSES

(in thousands)
	Quarter Ended	Quarter Ended		Six Months Ended		Six Months Ended
	June 30	June 30		June 30		June 30
	2012 (1)	2011	(1)	2012	(1)	2011	(1)
General and administrative	$10,777	$9,237		$24,294		$16,839
Exploration and business development	$1,031	$9,159		$1,672		$10,101
Impairment charge	$1,537	$-		$1,537		$-
Finance costs	$380	$728		$812		$1,350
Foreign exchange (gain) / loss	$(7,152)	$469		$7,373		$954
Other (income) / loss	$(6,776)	$(1,880)		$5,658		$(2,504)

(1)

Exclusive of discontinued operations as expenses relating to discontinued operations are presented separately in the Company’s Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2012 and 2011.

General and administrative costs include expenses related to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico, but also include share-based compensation costs for key employees at all locations. General and administrative costs for the second quarter of 2012 and year-to-date increased by $1.5 million and $7.5 million over the same prior year periods, respectively, primarily as a result of increased professional fees, and higher compensation costs resulting from the increased size of the Company following the acquisitions of Capital Gold and Northgate. In addition, general and administrative costs for the second quarter of 2012 and year-to-date included $1.7 million and $3.8 million, respectively, in site overhead and other costs relating to activities at Kemess South, a mine in the decommissioning stage that was acquired through the Northgate business combination.

Exploration and business development fees decreased by $8.1 million and $8.4 million during the second quarter of 2012 and year-to-date, respectively, compared to the same periods of the prior year as 2011 included costs associated with the acquisition of Capital Gold.

During the second quarter, the Company discontinued its exploration program on the La Bandera exploration property. As a result, the Company recognized an impairment charge of $1.5 million and a tax recovery of $0.4 million, for a net impairment charge of $1.1 million.

Foreign exchange gains and losses changed by $7.7 million, from a loss of $0.5 million in Q2 2011 to a gain of $7.2 million in Q2 2012, as a result of the translation of net monetary liabilities in the Company’s Canadian and Mexican operations to US dollars. The primary cause of the gain this quarter was the weakening of the Mexican peso. The strengthening of this currency results in foreign exchange losses, while the weakening of this currency results in foreign exchange gains, primarily as a result of the Company’s deferred income tax liabilities which are denominated in Mexican pesos and then translated into US dollars at each balance sheet date. On a year-to-date basis, foreign exchange gains and losses changed by $6.4 million, from a loss of $1.0 million in the first six months of 2011 to a loss of $7.4 million in the first six months of 2012. The Company will continue to experience non-cash foreign currency gains or losses, primarily as a result of fluctuations between the US dollar, and both the Mexican peso and Canadian dollar.

Other income increased by $4.9 million, from $1.9 million in Q2 2011 to income of $6.8 million in Q2 2012, largely as a result of the recognition of a $9.6 million unrealized gain on the fair value of the option component of convertible senior notes during the quarter, which was partially offset by an unrealized loss on investments of $2.6 million and a loss on extinguishment of debt of $2.4 million. On a year-to-date basis, other income / losses changed by $8.2 million, from income of $2.5 million in the first six months of 2011 to a loss of $5.7 million in the first six months of 2012 primarily as a result of the recognition of a $4.2 million unrealized loss on the fair value of the option component of convertible senior notes as well as the recognition of a $3.5 million realized gain on the sale of equity securities during the same period of the prior year.

CONSOLIDATED INCOME TAX EXPENSE

The Company is subject to tax in various jurisdictions, including Mexico, Australia, and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During the second quarter 2012, the Company recognized a current tax expense of $10.3 million and a deferred tax expense of $2.4 million, compared to a current tax expense of $22.0 million and a deferred tax recovery of $1.9 million in Q2 2011. This quarter-over-quarter decline in tax expense primarily resulted from the decline in taxable income at Ocampo. On a year-to-date basis, the Company recognized a current tax expense of $22.0 million and a deferred tax recovery of $5.4 million, compared to a current tax expense of $32.7 million and a deferred tax recovery of $1.2 million in the first six months of 2011.

19

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

(in thousands)
	As at	As at
	June 30	December 31
	2012	2011
Current assets	$534,814	$537,126

Current assets were consistent with the balance at December 31, 2011. The decline in the Company’s cash balance and the decline in the carrying value of assets held for sale due to the closing of the sale of the Australian operations were offset by the reclassification of the El Cubo and Guadalupe y Calvo assets held for sale from long-term to current and the increase in stockpiled ore inventories at Young-Davidson.

Long-term assets	2,678,557	2,641,953

Long-term assets increased due to capital expenditures at Young- Davidson during the first six months of 2012. This increase was partially offset by the reclassification of El Cubo and Guadalupe y Calvo assets held for sale from long-term to current.

Total assets	$3,213,371	$3,179,079

Total current liabilities	$209,396	$224,460

Current liabilities decreased largely due to declines in accounts payable, the current portion of derivative liabilities and the current portion of provisions. Liabilities associated with assets held for sale were largely consistent with the balance at December 31, 2011 as the decline in the carrying value of liabilities associated with assets held for sale due to the closing of the sale of the Australian operations were offset by the reclassification of the liabilities associated with the El Cubo and Guadalupe y Calvo assets held for sale. These decreases were partially offset by an increase in the Company’s current income tax liability.

Total long-term financial liabilities	313,859	246,401

Long-term financial liabilities increased due to $66.4 million of drawdowns on the Company’s credit facility, $5.8 million of funding from equipment financing arrangements as well as a $4.2 million increase in fair value of the option component of convertible senior notes. These increases were partially offset by payments on equipment financing arrangements and other long-term liabilities, and a decrease in the derivative liabilities balance.

Total other long-term liabilities	413,577	467,080

Long-term liabilities decreased due to a decrease in the Company’s deferred tax liability, due to the reclassification of the El Cubo deferred tax liabilities to current. This was partially offset by the strengthening of the Mexican peso during the first six months of 2012 causing the Company’s peso-denominated deferred tax liabilities to increase in US dollar terms.

Total liabilities	$936,832	$937,941

Shareholders’ equity	$2,276,539	$2,241,138	Shareholders’ equity increased primarily as a result of other comprehensive income recognized during the first six months of 2012.

20

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY ECONOMIC TRENDS

The Company’s performance is largely dependent on the prices of gold and silver. The prices of these commodities directly affect the Company’s profitability and cash flow. The prices of gold and silver are subject to volatile price movements during short periods of time and are affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the second quarter of 2012, the price of gold averaged $1,611 per ounce, with daily London PM Fix prices between $1,540 and $1,678 per ounce. The price of silver experienced greater volatility during the quarter, averaging $29.42 per ounce, with daily London PM Fix prices between $26.72 and $32.97 per ounce. The Company generally does not hedge the prices of gold and silver, but may acquire short-term derivative instruments from time to time to limit exposure to price fluctuations.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos, Australian dollars, and Canadian dollars. Therefore, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs. The Mexican peso, Australian dollar, and Canadian dollar averaged approximately 13.5, 1.0, and 1.0, to 1.0 US dollar respectively in the second quarter of 2012. In the third quarter of 2010, the Company began managing its Mexican peso exposure through the use of forward contracts. For further information on the Company’s foreign currency hedging activities, see the discussion on Financial Instruments and Hedging on page 24.

The Company has been impacted by industry-wide cost pressures, primarily with respect to energy, labour and other consumables. The Company is actively managing these cost pressures by increasing mining productivities, shortening haul routes, converting to more efficient mining methods, and implementing other optimization initiatives at various sites Company-wide.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s balance of cash and cash equivalents as at June 30, 2012 was $56.0 million, a $123.4 million decrease from the balance at the end of 2011 of $179.4 million. Factors that can impact the Company’s liquidity are monitored regularly and include the market prices of gold and silver, production levels, operating cash costs, capital costs, exploration expenditures, and currency exchange rates. Refer to the Liquidity Outlook section on page 22 for near term factors that could influence the Company’s cash balance. Future commitments that could impact the Company’s liquidity are disclosed in the Contractual Obligations section on page 23.

CASH FLOW

(in thousands)
	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Cash flow from operating activities(1)	$12,333	$60,767	$48,581	$106,757
Cash flow used in investing activities(1)	(95,866)	(81,595)	(228,687)	(108,431)
Cash flow from financing activities(1)	40,490	10,978	67,296	9,966
Effect of foreign exchange rates on cash(1)	(2,241)	613	(1,131)	1,773
(Decrease) / increase in cash and cash equivalents from continuing operations	(45,284)	(9,237)	(113,941)	10,065
Decrease in cash and cash equivalents from discontinued operations	(11,824)	(7,715)	(9,478)	(21,088)
Total cash and cash equivalents, beginning of period	113,133	119,071	179,444	113,142
Total cash and cash equivalents, end of period	$56,025	$102,119	$56,025	$102,119

(1)

Exclusive of discontinued operations as increase in cash and cash equivalents relating to discontinued operations is presented separately in the Company’s Condensed Consolidated Statements of Cash Flows for the three and six months ended June 30, 2012 and 2011.

Operating activities from continuing operations contributed cash flows of $12.3 million during the second quarter of 2012 compared to the same quarter in 2011, when operating activities from continuing operations contributed cash flows of $60.8 million. The decrease in operating cash flow is primarily due to fewer ounces sold at Ocampo as well as higher corporate expenses subsequent to the acquisition of Northgate. On a year-to-date basis, operating activities from continuing operations contributed cash flows of $48.6 million compared to the first six months of 2011, when operating activities from continuing operations contributed cash of $106.8 million.

During the second quarter, investing activities from continuing operations used cash of $95.9 million, which compared to $81.6 million used in Q2 2011. During the quarter, the Company invested $99.7 million in the construction and development of Young-Davidson, $15.9 million in capitalized stripping activities in the Ocampo and El Chanate open pits, $5.5 million in underground development costs at Ocampo, $12.0 million in sustaining capital, and $7.6 million in exploration activities. These investing outflows were offset by net proceeds received on the disposition of the Australian operations, which generated net cash inflows of $44.8 million. During the second quarter of 2011, the Company used $54.1 million in cash to complete the acquisition of Capital Gold, net of cash acquired. On a year-to-date basis, investing activities from continuing operations used cash of $228.7 million compared to the first six months of 2011, when investing activities from continuing operations used cash of $108.4 million.

21

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Financing activities from continuing operations contributed cash of $40.5 million during the second quarter compared to Q2 2011, when financing activities from continuing operations contributed cash of $11.0 million. This increase in cash contributed is primarily due to a $41.4 million in drawdowns on the Company’s credit facility. On a year-to-date basis, financing activities from continuing operations contributed cash of $67.3 million compared to the first six months of 2011, when financing activities from continuing operations contributed cash of $10.0 million.

Cash flows from discontinued operations decreased the Company’s cash balance during the quarter by $11.8 million compared to the Q2 2011 when cash flows from discontinued operations reduced the Company’s cash balance by $7.7 million. On a year-to-date basis, cash flows from discontinued operations decreased the Company’s cash balance by $9.5 million compared to the first six months of 2011, when cash flows from discontinued operations reduced the Company’s cash balance by $21.1 million.

CREDIT FACILITY

On April 25, 2012, the Company expanded its revolving credit facility from $100 million to $250 million. The expanded credit facility is syndicated with seven lenders, with the Bank of Nova Scotia and Canadian Imperial Bank of Commerce the joint lead arrangers, and carries and interest rate of LIBOR plus 2.25% to 3.50%, depending on the leverage ratio of the Company. The facility matures on April 25, 2016 and may be extended upon mutual agreement by all parties. No payments are due until the maturity date. At June 30, 2012, the Company had drawn $127.8 million under this revolving facility, and had issued a $1 million letter of credit against the facility, leaving a total of $121.2 million available for future funding.

CONVERTIBLE DEBT

The Company is the issuer of $167.0 million in convertible senior notes that were originally issued by Northgate in October 2010. These notes pay interest semi-annually at a rate of 3.50% per annum, and mature on October 1, 2016. The holders of the notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible note is equal to or less than 97% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Company; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes. The conversion rate following the acquisition of Northgate and the subsequent amalgamation is 89.41697 common shares per $1,000 principal amount of notes, which represents a conversion price of approximately $11.18 per common share.

LIQUIDITY OUTLOOK

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the prices of gold and silver.

As part of the commissioning of the Young-Davidson mine, the Company has incurred and will continue to incur capital expenditures associated with the construction and development of the mine. As of June 30, 2012, the Company has substantially completed the construction of the site infrastructure required to achieve commercial production. The majority of the capital expenditures during the remainder of 2012 will be related to development of the underground mine. The Company intends to use existing cash reserves and excess ongoing operating cash flow to fund underground development activities at Young-Davidson. In the event of a significant weakening in the prices of gold and silver or a significant reduction in gold and silver ounces produced, the Company has access to $121.2 million from its re-negotiated revolving credit facility to help fund any shortfalls, as well as a $100 million cash inflow and 11,037,528 Endeavour common shares from the sale of the Company’s and the El Cubo and Guadalupe y Calvo properties, which closed on July 13, 2012.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s working capital requirements and capital expenditures at its existing operating mines.

22

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Forecasted capital expenditures at existing operating mines for 2012 relate primarily to mine development expenditures at Ocampo and El Chanate, as well as the heap leach expansions at Ocampo and El Chanate. This leaves the Company’s June 30, 2012 cash balance of $56.0 million, $100 million cash inflow and 11,037,528 Endeavour common shares from the sale of the Company’s El Cubo and Guadalupe y Calvo properties, and the revolving credit facility available to fund development activities at Young-Davidson and to pursue future growth plans.

Including discontinued operations, the Company’s capital expenditures exceeded operating cash flows by $139.2 million during the second quarter of 2012. Net free cash flow will vary depending on the prices of gold and silver, fluctuations in foreign currency exchange rates, total production and the extent of expenditures on mine development and other capital projects during the year. The Company expects capital expenditures to continue to exceed operating cash flows in 2012 due to expenditures required to complete the construction and development of the Young-Davidson mine. The Company has the ability to fund this forecasted shortfall using cash on hand, the current capacity available under its credit facility, and additional cash inflows from asset divestitures. The Company expects net free cash flow to improve as capital expenditures at Young-Davidson and Ocampo decline during the second half of the year.

INVESTMENTS

At June 30, 2012, the Company held investments with a market value of $7.1 million, which consist primarily of common shares in publicly traded companies. The value of investments held increased significantly during the second quarter due to the Company receiving 20,000,000 common shares of Crocodile Gold as part of consideration for the sale of the Australian operations. The Company’s investment in Crocodile Gold had a fair value of $6.9 million at June 30, 2012. Investments in common shares in publicly traded companies are classified as either held-for-trading or available-for-sale investments. Unrealized gains and losses related to held-for-trading investments are included in net earnings in the period they occur. Unrealized gains and losses related to available-for-sale investments are excluded from net earnings and are included in other comprehensive income until such gains or losses are either realized or an other-than-temporary impairment is determined to have occurred. Subsequent to the end of the quarter, the Company received 11,037,528 common shares of Endeavor as part of the consideration for the sale of the El Cubo mine and the Guadalupe y Calvo exploration property, which was completed on July 13, 2012. Refer to page 25, Events After the Reporting Period, for further discussion.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at June 30, 2012 is as follows:

(in thousands)
		Less than				Greater than
	Total	1 year	1 – 3 years	3 – 4 years	4 – 5 years	5 years
Payables and accruals	$118,255	$118,255	$-	$-	$-	$-
Current income tax liability	10,516	10,516	-	-	-	-
Long-term debt	321,314	6,066	11,690	133,635	169,923	-
Equipment financing obligations	16,871	5,843	8,522	1,914	592	-
Royalty interests provision	4,493	4,493	-	-	-	-
Future purchase commitments	9,235	9,235	-	-	-	-
Other commitments	3,400	875	1,725	800	-	-
Total	$484,084	$155,283	$21,937	$136,349	$170,515	$-

The Company has entered into forward contracts to purchase Mexican Pesos, which have been designated as hedging instruments. These contracts are described below under Financial Instruments and Hedging.

23

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at June 30, 2012:

	June 30, 2012	December 31, 2011
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non- participating, non-voting, Class “A” preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non- participating, non-voting, Class “B” preferred shares, redeemable at paid-in value
Issued:
Common shares	281,857,233	281,605,752

At August 13, 2012, the Company had common shares outstanding of 281,918,041.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND HEDGING

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts from time to time. The Company’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties beginning on page 27.

As at June 30, 2012, the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the US dollar. The Company has entered into agreements to purchase Mexican pesos amounting to $48.3 million at exchange rates ranging from 12.19 pesos per US dollar to 12.68 pesos per US dollar. These currency hedges have been accounted for as cash flow hedges of specified, peso-denominated costs at the Ocampo mine and settle at various dates between July 1, 2012 and September 30, 2013. These contracts had a negative fair value of $4.4 million at June 30, 2012, all of which has been recognized in other comprehensive income, with an associated tax impact of $0.6 million. Upon settlement of a forward contract, the cumulative gain or loss within accumulated other comprehensive income is reclassified to inventory and mineral properties to be recognized in income at the same time as the related cost. The fair value of these forward contracts is determined using forward pricing spreads in effect at the end of the reporting period.

A forward contract was settled during the three months ended June 30, 2012, resulting in a loss of $1.2 million. The recognition of this hedging loss resulted in a $0.3 million increase in production costs, a $0.4 million increase in inventory, a $0.1 million increase in general and administrative costs, and a $0.4 million increase in mineral properties. Two forward contracts were settled during the six months ended June 30, 2012, resulting in a loss of $1.8 million. The recognition of this hedging loss resulted in a $0.5 million increase in production costs, a $0.5 million increase in inventory, a $0.1 million increase in general and administrative costs, and a $0.7 million increase in mineral properties.

The Company also holds certain financial instruments as investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk, and liquidity risk.

24

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

TRANSACTIONS WITH RELATED PARTIES

The Company utilizes a Mexican corporation, Caborca Industrial S.A. de C.V. (“Caborca Industrial”), for mining support services at the El Chanate mine, including the payment of mining salaries and related costs. Caborca Industrial is 100% owned by the Company’s Chief Executive Officer and Chief Financial Officer, and is consolidated as a special purpose entity (“SPE”) in accordance with the guidance in SIC 12, Consolidation – Special Purpose Entities. The Company’s Chief Executive Officer and Chief Financial Officer receive no financial benefits as a result of their ownership of this entity.

Other than as discussed in the paragraph above, no director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries, and a Phantom Share Unit Plan for certain directors, officers, employees and consultants of the Company’s Australian operations. The purpose of these plans is to encourage the persons who are primarily responsible for the management and profitable growth of the Company’s business to participate in the long-term success of the Company, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purpose of the plans, a consultant is defined as an individual who is engaged by the Company, under a written contract, to provide services on an ongoing basis and who may spend a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

The Company has a Deferred Share Unit Plan for directors and senior officers of the Company, and a Restricted Share Unit Plan for senior officers of the Company. The purpose of these plans is to provide directors and senior officers with the opportunity to acquire deferred share units and restricted share units in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of interests between the Company’s directors, senior officers, and shareholders.

EVENTS AFTER THE REPORTING PERIOD

On July 13, 2012, the Company completed the sale of the El Cubo mine and Guadalupe y Calvo exploration property to Endeavour. On closing, the Company received $100 million in cash and 11,037,528 Endeavour common shares. The Company is also entitled to receive up to $50 million in contingent payments to be paid upon the gold price exceeding specified levels during the three years following the closing date of the transaction and upon the occurrence of certain mine operating performance conditions.

25

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE CALCULATION

Total cash cost per ounce is a non-GAAP performance measure that management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash cost per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation from or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute. The Gold Institute ceased operations in 2002, but its standard is the accepted standard of reporting cash costs of production in North America. Other companies may calculate this measure differently. Total cash cost per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

The following provides a reconciliation of total cash cost per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)
	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Production costs per financial statements	$35,272	$32,398	$64,463	$51,391
Refining costs per financial statements	$441	$573	$861	$934
Production and refining costs of discontinued operations(5)	$24,530	$-	$77,883	$-
Less: By-product revenues(3)	$(1,143)	$(1,182)	$(2,541)	$(1,182)
Less: Inventory fair value adjustments included in production costs(4)	$(1,736)	$(4,288)	$(3,614)	$(4,288)
Total cash costs	$57,364	$27,501	$137,052	$46,855
Divided by gold equivalent ounces sold(1)	69,769	73,998	173,239	124,679
Total cash cost per gold equivalent ounce	$822	$372	$791	$376
Total cash costs (per above)	$57,364	$27,501	$137,052	$46,855
Less: Ocampo net realizable value adjustment(6)	$(8,693)	$-	$(8,693)	$-
	$48,671	$27,501	$128,359	$46,855
Divided by gold equivalent ounces sold(1)	69,769	73,998	173,239	124,679
Total cash cost per gold equivalent ounce – pre-NRV adjustment	$698	$372	$741	$376
Total cash costs (per above)	$57,364	$27,501	$137,052	$46,855
Less: Silver revenue (see below)	$(26,453)	$(45,616)	$(62,498)	$(79,991)
	$30,911	$(18,116)	$74,554	$(33,137)
Divided by gold ounces sold	53,255	43,798	135,546	69,829
Total cash cost per gold ounce(2)	$580	$(414)	$550	$(475)
Average realized silver price	$29.07	$38.36	$31.22	$35.56
Multiplied by silver ounces sold	909,960	1,189,166	2,001,844	2,249,472
Silver revenue	$26,453	$45,616	$62,498	$79,991

(1)

Gold equivalent ounces sold include silver ounces produced / sold converted to a gold equivalent based on the ratio of the realized sale prices of the commodities. Consolidated gold equivalent ounces sold exclude by-product silver ounces sold at the El Chanate, Fosterville, and Stawell mines.

(2)	The calculation of total cash cost per gold ounce includes the by-product silver sales revenue from the Ocampo and El Cubo mines.
(3)

The total by-product revenues adjustment for the three and six months ended June 30, 2012 includes $0.9 million and $2.0 million of revenue relating to the El Chanate mine, and $0.3 million and $0.5 million of revenue relating to the Stawell mine. By-product revenues for the three and six months ended June 30, 2011 relate to the El Chanate mine.

(4)

The total inventory fair value adjustment for the three and six months ended June 30, 2012 and 2011 relates to the El Chanate mine, which is included in production costs in the Condensed Consolidated Statements of Operations.

(5)

Production and refining costs of discontinued operations are presented separately as net earnings from discontinued operations in the Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2012 and 2011.

(6)

For further discussion on the net realizable value adjustment recognized on ore-in-process heap leach inventory at the Ocampo mine during the quarter, refer to page 6. The $14.4 million net realizable value adjustment had an $8.7 million impact on production costs, with the remainder impacting amortization and depletion expense. Only the impact on production costs is reflected within the Company’s measure of cash costs.

26

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation from or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently.

The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)
	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2012	2011	2012	2011
Operating cash flow from continuing operations(1)	$12,333	$60,767	$48,581	$106,757
Less: Capital expenditures of continuing operations(1)	$(140,621)	$(32,954)	$(280,823)	$(59,540)
Net free cash flow from continuing operations	$(128,288)	$27,813	$(232,242)	$47,217
Operating cash flow from discontinued operations	$1,855	$(6,354)	$30,780	$(18,723)
Less: Capital expenditures of discontinued operations	$(12,753)	$(1,363)	$(38,161)	$(2,465)
Net free cash flow from discontinued operations	$(10,898)	$(7,717)	$(7,381)	$(21,188)
Operating cash flow	$14,188	$54,413	$79,361	$88,034
Less: Capital expenditures	$(153,374)	$(34,317)	$(318,984)	$(62,005)
Net free cash flow	$(139,186)	$20,096	$(239,623)	$26,029

(1)

Operating cash flow and capital expenditures of continuing operations are exclusive of discontinued operations as cash flows from discontinued operations are presented separately on the Company’s Condensed Consolidated Statements of Cash Flows for the three and six months ended June 30, 2012 and 2011.

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Other than the risk factor listed below, there were no changes in the Company’s exposure to risks and other uncertainties, including those related to the mining industry in general, during the second quarter of 2012. For details of these additional risk factors, and how the management intends to mitigate these risks wherever possible, please refer to the Company’s Management’s Discussion and Analysis or Annual Information Form for the year ended December 31, 2011, which are available on the Company’s website at www.auricogold.com or on SEDAR at www.sedar.com.

RISKS AND UNCERTAINTIES ASSOCIATED WITH DIVESTITURES

On May 4, 2012, the Company completed the sale of the Australian operations for consideration of CAD $55 million in cash, 20 million Crocodile Gold shares, and deferred cash payments based on life-of-mine free cash flow derived from the Stawell and Fosterville mines. To the extent that the deferred cash payments are conditional upon free cash flow derived from the Stawell and Fosterville mines, the Company's ability to derive the full value from the sale of the Australian operations is dependent on the future operational performance from the Stawell and Fosterville mines, the price of gold, the Australian dollar to United States dollar exchange rate, and other factors outside of the Company’s control. To the extent that the Company receives Crocodile Gold shares as partial consideration, the Company's ability to derive the full value from the sale of the Australian operations is dependent on the Company's ability to realize at least CAD $10 million from the sale of the Crocodile Gold shares. Accordingly, the Company's investment in Crocodile Gold shares is subject to the risks and uncertainties identified in Crocodile Gold's Annual Information Form and other public disclosure documents.

On July 13, 2012, the Company completed the sale of its El Cubo mine and Guadalupe y Calvo exploration property for consideration of $100 million in cash, 11,037,528 Endeavour shares and deferred cash payments to be paid upon the gold price exceeding specified levels and upon the occurrence of certain mine operating performance conditions during the three years following the closing date of the transaction. The Company's ability to derive the full value from the sale is dependent on factors outside of its control, which may affect whether it receives the contingent payments. The risks and uncertainties associated with holding Endeavour shares are identified in Endeavour's Annual Information Form and other public disclosure documents.

27

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

RECENT ACCOUNTING PRONOUNCEMENTS

For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2012. Standards and interpretations issued, but not yet adopted, include:

Effective
IFRS 9, Financial Instruments	January 1, 2015
IFRS 10, Consolidated Financial Statements	January 1, 2013
IFRS 11, Joint Arrangements	January 1, 2013
IFRS 12, Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13, Fair Value Measurement	January 1, 2013
IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013
Amendments to IAS 1, Presentation of Financial Statements	July 1, 2012
Amendments to IAS 19, Employee Benefits	January 1, 2013
Amendments to IAS 27, Consolidated and Separate Financial Statements	January 1, 2013
Amendments to IAS 28, Investments in Associates	January 1, 2013

The Company believes that, with the exception of the standards and amendments discussed below, the adoption of these standards will not have a material impact on the consolidated financial statements.

IFRS 9, Financial Instruments, proposes to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has three main parts, the first of which provides new guidance for the classification and measurement of financial assets and liabilities. The second part, which is currently an exposure draft, provides guidance for amortized cost and impairment methodology for financial assets. The third part, which is also currently an exposure draft, proposes a revised general hedge accounting model. The Company will evaluate the impact of the change on its consolidated financial statements based on the characteristics of financial instruments anticipated to be outstanding at the time of adoption.

IFRS 10, Consolidated Financial Statements, proposes to replace the consolidated financial statements section of IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation – Special Purpose Entities in their entirety. IFRS 10 establishes principles for the preparation and presentation of consolidated financial statements when an entity controls one or more other entities, regardless of the nature of relationship. The new standard introduces a revised definition of control, and provides additional guidance on how to apply the control principle in a number of situations. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosures required surrounding an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities, to enable users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. The Company is currently evaluating the impact of this standard on its consolidated financial statement note disclosures.

IFRS 13, Fair Value Measurement, is a single source of fair value measurement guidance under IFRS. This new IFRS clarifies the definition of fair value, provides a clear framework for measuring fair value, and enhances the disclosures about fair value measurements. IFRS 13 is not only limited to financial instruments, but also to fair value measurement in other IFRS, such as impairment and employee future benefits. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

IAS 1, Presentation of Financial Statements, was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently, with subtotals for each group. The Company is currently evaluating the impact of this amendment on the presentation of other comprehensive income in its Consolidated Statements of Operations. The amendment is effective for all annual periods beginning on or after July 1, 2012.

IAS 19, Employee Benefits, was amended to reflect a number of changes in the accounting for defined benefit plans and termination benefits, including, among others, the removal of the corridor approach, elimination of options for presenting gains and losses, enhancement of disclosures, recognition of changes in plan amendments, settlements and curtailments in earnings, and changes to the timing of recognition of termination benefits. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, was issued subsequent to the end of the reporting period, and provides guidance on the recognition and measurement of stripping costs associated with surface mining operations. The Company is currently evaluating the impact of this interpretation on its consolidated financial statements.

28

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

(i)	Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value (NRV). NRV is the difference between the estimated future realizable gold and silver prices based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold and silver ounces contained in the ore stacked on leach pads, assumptions of the amount of gold and silver ounces stacked that is expected to be recovered from the leach pads, the amount of gold and silver ounces in mill circuits and in stockpiles, and an assumption of the gold and silver prices expected to be realized when the gold and silver ounces are recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold and silver prices and prevailing costs for production inputs such as labour, fuel and energy, and materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in NRV because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised NRV. The reversal is limited to the amount of the original write-down for inventory still on hand.

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold and silver contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as the gold and silver is recovered. Estimates of recoverable gold and silver ounces on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold and silver ounces contained on leach pads can vary significantly from the estimates. The ounces of recoverable gold and silver placed on the leach pads are reconciled to the balance of gold and silver actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold and silver ounces from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery of ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(ii)	Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserves and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserves and resources estimates to substantially change from period to period. Actual production could differ from amounts expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations from estimates could also occur in actual ore grades and gold and silver recovery rates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, it could result in an upward revision to reserves and resources estimates as mineralization not previously classified as a reserve or resource becomes economic at higher gold and silver prices.

(iii)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. The purchase price includes the fair value of the assets transferred and the equity interests issued by the Company. Significant estimates are made in calculating the fair value of assets transferred in a business acquisition, including estimates of the mineral reserves acquired, estimates of gold contained in ore stacked on leach pads, future gold and silver prices, future costs to produce proven and probable reserves, foreign exchange rates and discount rates.

29

2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(iv)	Goodwill and non-financial assets

Goodwill and other non-financial assets are assessed for impairment at the cash-generating unit level, on at least an annual basis, by comparing the calculated recoverable amount to the cash-generating unit’s carrying amount. If the recoverable amount of the cash-generating unit exceeds its carrying amount, goodwill is considered not to be impaired. If the carrying amount of a cash-generating unit exceeds its recoverable amount, a potential impairment exists. Significant estimates are made in calculating the recoverable amount of a cash-generating unit, including estimates of future costs to produce proven and probable reserves, future gold and silver prices, foreign exchange rates and discount rates.

(v)	Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of the changes.

Each period, the Company evaluates the likelihood of whether or not some portion or all of each deferred tax asset will be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

(vi)	Reclamation provisions

Reclamation provisions arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of a reclamation obligation in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset. The fair values are measured by discounting the best estimate of the expected value of future cash flows required to reclaim the property upon mine closure, which are discounted to their present value for each mine operation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the country in which the mine is located. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. The Company prepares estimates of the timing and expected value of future cash flows when the liability is incurred, which are updated to reflect changes in facts and circumstances. Future changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause the expected value of future cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of estimates of expected cash flows increases, but earlier in the mine life, the estimation of a reclamation provision is inherently more subjective. Significant estimates are made in calculating the fair value of reclamation provisions. Expected cash flows relating to reclamation provisions could occur over periods up to twenty years and the assessment of the extent of any necessary environmental remediation work is highly subjective. Considering all of these factors that go into the determination of a reclamation provision, the fair value of reclamation provisions can materially change over time.

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2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

On October 26, 2011, the Company completed the acquisition of Northgate. The results of the newly amalgamated operations have been included in the consolidated financial statements from the date of acquisition. However, the Company has not had sufficient time to appropriately assess the internal controls used by Northgate and integrate them with those of the Company. As a result, the former Northgate operations have been excluded from the Company’s assessment of internal controls over financial reporting as at June 30, 2012. The Company is in the process of integrating operations and will be expanding its internal control over financial reporting compliance program to include the acquired Northgate entities during the current year. A summary of the financial information for Northgate, expressed in millions of dollars, which was included in the consolidated financial statements of the Company at, and for the six months ended, June 30, 2012 is provided below.

Summary financial data (in millions)	June 30, 2012
Revenue from mining operations	$87.3
Net loss from continuing operations	(3.5)
Net earnings from discontinued operations	2.1
Total current assets	63.8
Total non-current assets	1,612.0
Total current liabilities	79.9
Total non-current liabilities	471.7

At the end of the second quarter of 2012, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the design of disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, and subject to the scope limitation above, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting provide reasonable assurance that they were effective as of June 30, 2012, the end of the period covered by this report, to ensure that material information relating to the Company would be made known to them.

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three and six months ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010
Gold equivalent ounces sold (realized)(1)(7)	69,769	103,470	92,074	65,429	73,998	50,681	51,439	45,099
Gold equivalent ounces produced (realized)(1)(7)	75,667	102,412	92,837	76,630	74,439	49,854	53,030	45,520
Gold equivalent ounces sold (55:1)(5)(7)	69,800	102,144	91,489	60,650	65,419	45,309	49,493	48,228
Gold equivalent ounces produced (55:1)(5)(7)	75,666	101,098	92,306	70,658	65,722	44,703	51,199	48,650
Average realized gold price(4)	$1,616	$1,700	$1,672	$1,704	$1,509	$1,386	$1,381	$1,230
Average realized silver price(4)	$29.07	$33.02	$30.98	$38.15	$38.36	$32.30	$27.40	$19.19
Total cash costs, per gold equivalent ounce (realized)(3)(6)(7)(8)	$822	$770	$681	$487	$372	$382	$407	$445
Total cash costs, per gold ounce(3)(7)(8)	$580	$530	$375	$(240)	$(414)	$(572)	$(395)	$(114)
Total cash costs per gold equivalent ounce (55:1)(3)(5)(6)(7)(8)	$822	$780	$685	$526	$420	$427	$423	$416
Revenue from mining operations(7)	$81,141	$93,408	$89,131	$102,700	$112,904	$70,313	$71,017	$54,986
Production costs, excluding amortization and depletion(7)	$35,272	$29,191	$28,689	$29,324	$32,398	$18,993	$20,484	$19,058
Earnings from operations(7)	$14,140	$36,590	$21,878	$50,018	$48,282	$31,478	$27,132	$17,388
Net earnings from continuing operations	$14,947	$5,392	$25,656	$55,557	$28,859	$19,574	$28,689	$14,672
Net earnings / (loss) from discontinued operations	$7,137	$(4,039)	$52,280	$7,057	$(4,336)	$(7,788)	$567	$(5,501)
Total net earnings	$22,084	$1,353	$77,936	$62,614	$24,523	$11,786	$29,256	$9,171
Net earnings per share from continuing operations, basic	$0.05	$0.02	$0.12	$0.32	$0.17	$0.15	$0.21	$0.11
Net earnings / (loss) per share from discontinued operations, basic	$0.03	$(0.02)	$0.19	$0.04	$(0.02)	$(0.06)	$0.00	$(0.04)
Total earnings per share, basic	$0.08	$0.00	$0.31	$0.36	$0.15	$0.09	$0.21	$0.07
Net earnings per share from continuing operations, diluted	$0.02	$0.02	$0.02	$0.32	$0.17	$0.15	$0.21	$0.11
Net earnings / (loss) per share from discontinued operations, diluted	$0.02	$(0.02)	$0.19	$0.04	$(0.02)	$(0.06)	$0.00	$(0.04)
Total earnings per share, diluted	$0.04	$0.00	$0.21	$0.36	$0.15	$0.09	$0.21	$0.07
Operating cash flow from continuing operations	$12,333	$36,248	$16,715	$50,354	$60,767	$45,990	$38,599	$33,714
Operating cash flow from discontinued operations	$1,855	$28,925	$25,362	$1,359	$(6,354)	$(12,369)	$(2,959)	$(2,477)
Total operating cash flow	$14,188	$65,173	$42,077	$51,713	$54,413	$33,621	$35,640	$31,237
Net free cash flow from continuing operations(3)	$(128,288)	$(103,954)	$(106,237)	$15,663	$27,813	$19,404	$11,800	$7,343
Net free cash flow from discontinued operations(3)	$(10,898)	$3,517	$2,395	$(3,412)	$(7,717)	$(13,471)	$(4,675)	$(3,398)
Total net free cash flow(3)	$(139,186)	$(100,437)	$(103,842)	$12,251	$20,096	$5,933	$7,125	$3,945

(1)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent based on the ratio of the realized sales prices of the commodities.
(2)	Silver ounce equal to one gold ounce.
(3)	See the Non-GAAP Measures section on page 26.
(4)	Average realized prices are on a per ounce basis.
(5)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent based on the long-term gold equivalency ratio of 55:1.
(6)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate, Fosterville, and Stawell mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit. The Young-Davidson mine has not yet declared commercial production, and is therefore excluded from consolidated cash costs.

(7)

Operational data, including ounces produced and sold, and cash costs include the results of both continuing and discontinued operations. Certain financial information, including revenues, production costs, and earnings from operations are exclusive of discontinued operations as the financial results of these operations are presented separately on the Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2012 and 2011.

(8)	Cash costs include the net realizable value adjustment recognized on ore in process heap leach inventory at the Ocampo mine during the quarter. For further discussion, refer to page 6.

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2012 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (see note 2 to the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2012). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding future gold and silver production and cash costs per ounce; potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company’s projects; the benefits to be derived from acquisitions; future cash flows; estimates regarding the future costs related to exploration and production at the Company’s projects; the nature and availability of additional funding sources; there being no significant political developments, whether generally or in respect of the mining industry specifically, in any jurisdiction in which the Company now or in the future carries on business which are not consistent with the Company’s current expectations; there being no significant disruptions affecting the Company’s current or future operations; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; timing and amount of production; unanticipated grade changes; unanticipated recovery rates or production problems; changes in mining, processing and overhead costs; changes in metallurgy and processing technology; access and availability of materials, equipment, supplies, labour and supervision, power and water; availability of drill rigs; costs and timing of development of new mineral reserves; joint venture relationships; wars or armed conflicts, either globally or in the countries in which the Company operates; local and community impacts and issues; timing and receipt of government approvals; accidents and labour disputes; environmental costs and risk; competitive factors, including competition for property acquisitions; availability of capital at reasonable rates or at all; changes in interest rates and currency rates; and fluctuations in future prices of gold and silver. These factors are set out in more detail in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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